                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                       Under the Securities Act of 1934

                             (Amendment No. ___)*

                            Oshap Technologies Ltd.
                            -----------------------
                               (Name of Issuer)

                  Common Stock, NIS 0.001 par value per share
                  -------------------------------------------
                        (Title of Class of Securities)


                                   671039105
                                   ---------
                                (CUSIP Number)


                               Lawrence A. Gross
                           SunGard Data Systems Inc.
                              1285 Drummers Lane
                                Wayne, PA 19087
                                (610) 341-8700
                               ----------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                           Francis E. Dehel, Esquire
                       Blank Rome Comisky & McCauley LLP
                               One Logan Square
                       Philadelphia, Pennsylvania 19103
                           Telephone: (215) 569-5500
                           Facsimile: (215) 569-5555

                                 March 9, 1999
                                 -------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (SS) 240.13d-1(e) or 240 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                          ---------------------------
  CUSIP NO. 671039105                13D           SunGard Data Systems Inc.
            ---------
-------------------------                          ---------------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      SunGard Data Systems Inc.
      IRS Identification No. 51-0267091
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------

 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) 00
 4


------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) OR 2(e)                                                  [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             4,150,782
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,150,782
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                    [_]
      See response to Item 5(a)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      32.34%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14

      CO
------------------------------------------------------------------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SunGard Data Systems Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.      Security and Issuer.

         This statement on Schedule 13D relates to the Ordinary Shares, NIS
0.001 par value per share (the "Oshap Ordinary Shares") of Oshap Technologies Ltd., a corporation formed under the laws of the State of Israel ("Oshap"). The principal executive offices of Oshap are located at Delta House 16 Hagalim Avenue., Herzeliya, 46733 Israel.

Item 2.      Identity and Background.

         (a) The name of the person filing this statement is SunGard Data Systems Inc., a Delaware corporation ("SunGard"). SunGard is in the business of computer services and application software. SunGard is a specialized provider of proprietary investment support systems and comprehensive computer disaster recovery services.

         (b) The address of the principal office and principal business of SunGard is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

         (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of SunGard's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the directors and executive officers of SunGard named in
Schedule I to this Schedule 13D are citizens of the United States, except for Mr. Conde, who is a citizen of Chile.

Item 3.  Source and Amounts of Funds or Other Consideration.

     To facilitate the consummation of the Arrangement (as defined in Item 4 below), certain shareholders of Oshap have entered into a Voting Agreement with SunGard as described in Item 4.

Item 4.  Purpose of Transaction.

     (a)-(b) Pursuant to an Agreement dated March 9, 1999 (the "Agreement") among SunGard and Oshap, and the related Plan of Arrangement (the "Plan") which is attached to the Agreement, and subject to the conditions set forth in the Agreement (including (i) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of the Agreement by the shareholders of Oshap, and
(iii) the issuance of a final court order in Israel), SunGard shall exchange shares of common stock, $.01 par value per share (the "SunGard Common Stock") of SunGard for all of the issued and outstanding Oshap Ordinary Shares (the "Arrangement"). Oshap will become a wholly-owned subsidiary of SunGard and each of the Oshap Ordinary Shares will be converted into a fraction of a share of SunGard Common Stock, such fraction to be in a ratio (rounded to the nearest one millionth) provided below (the "Exchange Ratio"). If the SunGard Share Average (as defined below):

                           (1)      is equal to or greater than $34.1063 but
less than or equal to $46.1438, the Exchange Ratio shall be fixed at 0.386293.

                           (2)      is greater than $46.1438 but less than or
equal to $50.7074, the Exchange Ratio shall be equal to $17.8250 divided by the SunGard Share Average.

                           (3)      is greater than $50.7074, the Exchange Ratio
shall be equal to 0.351526.

                           (4)      is less than $34.1063, but greater than or
equal to $30.5429, the Exchange Ratio shall be equal to $13.1750 divided by the SunGard Share Average; and

                           (5)      is less than $30.5429, the Exchange Ratio
shall be equal to 0.431360.

     The "SunGard Share Average" means the average of the Per Share Closing Prices for the 10 consecutive trading days ending on the second trading day prior to the Effective Date. The "Per Share Closing Price" for any trading day means the final closing price per share on the New York Stock Exchange, Inc. of SunGard Common Stock (as reported on the NYSE Composite Transaction Tape) for that day.

     In addition, the Agreement provides that each outstanding option to purchase Oshap Ordinary Shares ("Option") will be canceled in exchange for a number of shares of SunGard Common Stock as determined pursuant to Section 2.1(b) of the Agreement.The Agreement also requires SunGard to offer to purchase outstanding stock of MINT Software Technologies, Ltd. ("Mint") and Decalog

N.V. ("Decalog"), subsidiaries of Oshap, which are owned by minority shareholders and to offer to exchange outstanding options to purchase Mint and Decalog stock for cash, SunGard Common Stock or options to purchase SunGard Common Stock, all as provided in Section 7.1 of the Agreement.

     The consummation of the Arrangement is subject to the satisfaction or waiver of closing conditions for the benefit of both parties, closing conditions for the benefit of SunGard and closing conditions for the benefit of Oshap, as set forth in Sections 8.1, 8.2 and 8.3 of the Agreement, respectively. The description contained in this Item 4 of the transactions contemplated by the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which will be filed by amendment as Exhibit 99.1 to this
Schedule 13D.

     As an inducement to SunGard to enter into the Agreement, each of Shlomo Dovrat, SRIW, S.A., Aharon Dovrat, Cramer, Rosenthal & McGlynn, LLC. ("CR&M"), Avi Zeevi, SVE Star Ventures Enterprises No. III, SVE Star Ventures Enterprises No. II, SVE Star Ventures Enterprises No. IIIa, and SVM Star Ventures Managementgesellschaft mbH Nr. 3 & Co. Beteiligungs KG (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated March 9, 1999 (the "Voting Agreement") with SunGard. The number of Oshap Ordinary Shares and Options beneficially owned by each of the Voting Agreement Stockholders, based on information supplied by them, is set forth on Schedule II to this Schedule 13D. Pursuant to Section 3(a) of the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the Oshap Ordinary Shares and Options owned by them in favor of the Arrangement, the execution and delivery by Oshap of the Agreement and the Plan and the adoption and approval of the terms thereof, and in favor of the other related transactions and each of the actions contemplated by the Agreement and the Plan and any action by Oshap reasonably required in furtherance thereof.

     The Voting Agreement Stockholders have also executed and delivered to SunGard irrevocable proxies granting SunGard the authority to vote the Oshap Ordinary Shares and Options owned by the Voting Agreement Stockholders with respect to the matters described above. SunGard did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement or his, her or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their Oshap Ordinary Shares and Options in their discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this
Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

     Also in connection with the Agreement, each of the Voting Agreement Stockholders (each an "Affiliate"), other than CR&M, and other affiliates of the Company entered into an O Company Affiliate Agreement with SunGard, dated March 9, 1999 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 3(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Arrangement through the earlier of the date on which financial results covering at least 30 days of post-Arrangement combined operations of SunGard and

Oshap have been published by SunGard (within the meaning of the applicable "pooling of interests" accounting requirements) or the date the Agreement is terminated in accordance with its terms: (i) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Oshap, Mint or Decalog (including any additional shares of capital stock of Oshap, Mint or Decalog acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except (x) pursuant to and upon consummation of the Arrangement or the other transactions contemplated by the Agreement, or (y) except in a manner consistent with pooling of interests accounting treatment, after obtaining the consent of SunGard, which such consent shall not be unreasonably withheld or delayed, or (B) any option or other right to purchase any shares of capital stock of Oshap, Mint or Decalog except (x) pursuant to and upon consummation of the Arrangement or (y) except in a manner consistent with pooling of interests accounting treatment, after obtaining the consent of SunGard, which such consent shall not be unreasonably withheld or delayed; and (ii) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of SunGard Common Stock (including without limitation any additional shares of SunGard Common Stock acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any SunGard Common Stock. The Affiliates have also agreed, pursuant to Section 3(b) of the Affiliate Agreements, not to sell, transfer or otherwise dispose of any SunGard Common Stock, except as permitted by the Affiliate Agreements. The description contained in this Item 4 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

     As an additional inducement to SunGard to enter into the Agreement, each of Avi Zeevi, Michel De Greef, Kenneth J. Bialkin, Meir Barel, Brian Owen, Gerald
S. Cramer, Michel Theys and Aharon Dovrat (individually, an "Option Voting Agreement Holder" and, collectively, the "Option Voting Agreement Holders") has entered into an Option Voting Agreement dated March 9, 1999 (the "Option Voting Agreement") for the benefit of SunGard. The number of Options beneficially owned by each of the Option Voting Agreement Holders, based on information supplied by Oshap, is set forth on Schedule IV to this Schedule 13D. Pursuant to the Option Voting Agreements, the Option Voting Agreement Holders have agreed to vote the Options owned by them in favor of the Arrangement. The description contained in this Item 4 of the transactions contemplated by the Option Voting Agreements is qualified in its entirety by reference to the full text of the form of Option Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

         (c) Not applicable.

         (d) If the Arrangement is consummated, Oshap will become a wholly-owned subsidiary of SunGard and SunGard will subsequently determine the size and membership of the Board of Directors of Oshap and the officers of Oshap.

         (e) None, other than a change in the number of outstanding shares of Oshap Ordinary Shares as contemplated by the Agreement if the Arrangement is consummated.

         (f) If the Arrangement is consummated, Oshap will become a wholly-owned subsidiary of SunGard.

         (g) If the Arrangement is consummated, the applicable charter documents of Oshap may be amended and restated in a form satisfactory to SunGard.

         (h) If the Arrangement is consummated, the Oshap Ordinary Shares will cease to be quoted on any quotation system or exchange.

         (i) If the Arrangement is consummated, the Oshap Ordinary Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (j) Other than as described above, SunGard currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although SunGard reserves the right to develop such plans).

Item 5.      Interest in Securities of the Issuer.

         (a)-(b) As a result of the Voting Agreements, SunGard has shared power to vote an aggregate of 4,150,782 Oshap Ordinary Shares for the limited purposes described in Item 4 above. Based on information supplied by Oshap, such shares constitute approximately 32.34% of the 12,836,110 issued and outstanding Oshap Ordinary Shares as of March 5, 1999. The foregoing excludes approximately 516,000 Options to purchase Oshap Ordinary Shares which are also subject to the Voting Agreement and/or the Option Voting Agreement.

         To SunGard's knowledge, no shares of Oshap Ordinary Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

         Set forth in Schedule III to this Schedule 13D is the name and, if known, the present principal occupation or employment or principal business, business address and citizenship of each person with whom SunGard shares the power to vote or to direct the vote or to dispose or direct the disposition of Oshap Ordinary Shares.

         To SunGard's knowledge, during the past five years no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         To SunGard's knowledge, during the past five years no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

         (c) Neither SunGard, nor, to SunGard's knowledge, any person named in Schedule III to this Schedule 13D, has effected any transaction in Oshap Ordinary Shares during the past 60 days, except as disclosed herein.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as described in Item 4 above, to SunGard's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Oshap, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits:

Exhibit 99.1 -    Agreement dated March 9, 1999, by and among SunGard
                  Data Systems Inc., a Delaware corporation, and Oshap
                  Technologies Ltd., a corporation formed under the laws of the State of Israel. (to be filed by amendment)

Exhibit 99.2 -    Form of Voting Agreement dated March 9, 1999, between
                  SunGard Data Systems Inc., a Delaware corporation, and each of the persons listed on Schedule II.

Exhibit 99.3 -    Form of O Company Affiliate Agreement dated March 9, 1999, between SunGard Data Systems Inc., a Delaware corporation, and each of the persons listed on Schedule II
                  (other than Cramer, Rosenthal & McGlynn, LLC).

Exhibit 99.4 -    Form of Option Voting Agreement dated March 9, 1999
                  signed by each of the persons listed on Schedule IV.

Signatures:

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I believe that the information set forth in this statement is true, complete and correct.


                                     SUNGARD DATA SYSTEMS INC.


                                     By:      /s/ Lawrence A.Gross
                                        --------------------------------
                                              Lawrence A. Gross
                                              Vice President and
                                              General Counsel


Dated: March 19, 1999

                                  SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF SUNGARD


Name                       Principal Occupation or Employment
----                       ----------------------------------

James L. Mann              Director, Chairman of the Board, President and Chief
                           Executive Officer, SunGard Data Systems Inc.

Andrew P. Bronstein        Vice President and Controller, SunGard Data Systems
                           Inc.

Cristobal I. Conde         Executive Vice President, SunGard Data Systems Inc.

Philip L. Dowd             Senior Vice President, SunGard Data Systems Inc.

Lawrence A. Gross          Vice President and General Counsel, SunGard Data
                           Systems Inc.

Michael K. Muratore        Senior Vice President, SunGard Data Systems Inc.

Donna J. Pedrick           Vice President-Human Resources, SunGard Data Systems
                           Inc.

Michael J. Ruane           Chief Financial Officer and Vice President-Finance,
                           SunGard Data Systems Inc.

Richard C. Tarbox          Vice President-Corporate Development, SunGard Data
                           Systems Inc.


         All individuals named in the above table are employed by SunGard Data Systems Inc., or an affiliate of SunGard Data Systems Inc. The address of SunGard's principal executive office is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

                       NON-EMPLOYEE DIRECTORS OF SUNGARD


                         Principal Occupation    Name And Address of Corporation or
Name                     Or Employment           Other Organization in Which Employed
----                     --------------------    ------------------------------------
Gregory S. Bentley       President and           Bentley Systems, Inc.
                         Chairman of the Board   685 Stockton Drive
                                                 Exton, PA 19341-1136

Michael C. Brooks        General Partner         J.H Whitney & Co.
                                                 177 Broad Street, 15th Street
                                                 Stamford, CT 06901

Albert A. Eisenstat      Director of Public      358 Walsh Road
                         Companies               Atherton, CA 94027

Bernard Goldstein        Director                Broadview Associates, L.P.
                                                 One Bridge Plaza, Suite 500
                                                 Fort Lee, NJ 07024

Michael Roth             Of Counsel              Rosenman & Colin LLP
                                                 575 Madison Avenue
                                                 New York, NY 10022

Malcolm I. Ruddock       Treasurer               Sun Company, Inc.
                                                 Ten Penn Center, 27th Floor
                                                 1801 Market Street
                                                 Philadelphia, PA 19103

Lawrence J. Schoenberg   Director of Public      415 L'Ambiance Drive, Apt. 708
                         Companies               Longboat Key, FL 34228

                                  SCHEDULE II

                                                                               Percentage of
                                                         Number of Shares     Shares of OSHAP
                                                        of OSHAP Ordinary         Ordinary         Options Subject
                                                              Shares            Shares as of          to Voting
            Voting Agreement Stockholder                Beneficially Owned     March 5, 1999          Agreement
------------------------------------------------------  -------------------  -------------------  ------------------
Shlomo Dovrat ........................................      2,331,027                18.16             190,000

Aharon Dovrat ........................................        200,104                 1.56              12,000

SVE Star Ventures ....................................        114,621                 0.89
Enterprises No. II,
a German Civil Law Partnership
(with limitation of liability)

SVE Star Ventures ....................................        307,586                 2.40
Enterprises No. III, a German Civil Law Partnership
[with limitation of liability)

SVE Star Ventures Enterprises No. IIIa, ..............         25,509                 0.20
a German Civil Law Partnership (with
limitation of liability)

SVM Star Ventures ....................................        135,359                 1.05
ManagementgasellschaftmbH Nr. 3 & Co.
Beteiligungs KG

SRIW S.A. ............................................        664,053                 5.17

Cramer, Rosenthal & McGlynn LLC ......................        285,023                 2.22

Avi Zeevi ............................................         87,500                 0.68             135,000

                                  SCHEDULE III

                                                                                Citizenship or
Voting Agreement           Principal Occupation or Employment or                Jurisdiction of
Stockholder                Principal Business                                   Organization
----------------           -------------------------------------                ---------------
Shlomo Dovrat              President and Chief Executive Officer of             Israeli
                           Oshap

Aharon Dovrat              Chairman of the Board of Oshap and                   Israeli
                           principal shareholder of Dovrat, Shrem & Co.,
                           an investment banking firm

SVE Star Ventures          Investment Fund                                      Germany
Enterprises No. II,
a German Civil Law
Partnership (with
limitation of liability)

SVE Star Ventures          Investment Fund                                      Germany
Enterprises No. III,
a German Civil Law
Partnership (with
limitation of liability)

SVE Star Ventures          Investment Fund                                      Germany
Enterprises No. IIIa,
a German Civil Law
Partnership (with
limitation of liability)

SVM Star Ventures          Venture Capital Fund                                 Germany
Managementgasellschaft
mbH Nr. 3 & Co.
Beteiligungs KG

SRIW S.A.                  Investment Fund                                      Belgium

Cramer, Rosenthal          Investment Advisory Firm                             United States
& McGlynn, LLC.

Avi Zeevi                  Chief Financial Officer of Oshap                     Israeli

     The address for Shlomo Dovrat, Aharon Dovrat and Avi Zeevi is c/o Oshap Technologies Ltd., Delta House, 16 Hagalim Avenue, Herzeliya 46733 Israel. The principal office for the Star Venture entities is Possartstrasse 9, D-81679 Munich, Germany. The principal office for SRIW S.A. is Avenue Destenay 13, B-4080 Liege, Belgium, Attn: Mr. Michel De Greef. The principal office for Cramer, Rosenthal & McGlynn LLC, is 707 West Chester Avenue, White Plains, NY 10604.

                                   SCHEDULE IV


                                              Options Subject to Option
          Option Voting Agreement Holder          Voting Agreement
          ---------------------------------  ---------------------------
          Avi Zeevi                                   135,000*
          Michel De Greef                              28,000
          Kenneth J. Bialkin                           42,000
          Meir Barel                                   20,000
          Brian Owen                                   25,000
          Gerald S. Cramer                             36,000
          Michel Theys                                 28,000
          Aharon Dovrat                                12,000*



         * Also subject to Voting Agreement.